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October 2, 2009	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com Email

CLIENT/MATTER NUMBER 047293-0101

Via EDGAR System

Mr. Howie Hallock Ms. Christina DiAngelo U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549

Re:
The Arbitrage Funds (Investment Company Act File No. 811-09815)
Post-Effective Amendment No. 9 to Form N-1A Registration Statement
Filed July 30, 2009
Post-Effective Amendment No. 10 to Form N-1A Registration Statement
Filed September 29, 2009

Dear Mr. Hallock:

On behalf of our client, The Arbitrage Funds and its series, the Arbitrage Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statements (collectively, the “Registration Statement”).  The comments were provided by Howie Hallock, at (202) 551-6968 or hallockh@sec.gov, and Christina DiAngelo, at (202) 551-6963 or diangeloc@sec.gov, on September 25, 2009, September 28, 2009 and September 30, 2009.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.  As appropriate, the Fund has amended the Prospectus and the Statement of Additional Information in response to these comments.

General Comment

1. In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•
Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SHANGHAI	SILICON VALLEY TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Howie Hallock
U.S. Securities and Exchange Commission
October 2, 2009

Response:  We acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Prospectus

2. The disclosure above the table of contents should either be deleted or moved to the front cover page.

Response:  The Fund will move the disclosure to the front cover page.

3. In the narrative discussion preceding the Fees and Expenses Table, please delete the second sentence: “The expenses below are based on actual expenses incurred for the fiscal year ended May 31, 2009.”

Response:  The Fund will delete this sentence.

4. In the Fees and Expenses Table, please delete the following footnote disclosure: “The redemption fee is imposed only on redemptions of shares within 30 days of the date of purchase and does not apply to the redemption of shares acquired through reinvestment of dividends and other distributions.”  A parenthetical may be added to the Redemption Fee line to address this disclosure.

Response:  The Fund will delete this disclosure.  It will add a parenthetical as follows:

 “Redemption Fee(1) (as a percentage of amount redeemed within 30 days of purchase)”

5. In the Fees and Expenses Table, please revise the line reflecting the Total Annual Fund Operating Expenses to delete the following text: “Including Effect of Dividends on Short Positions.”

Response:  The Fund will delete this text.

6. In the Fees and Expenses Table, please delete the following footnote disclosure: “The Fund pays an annual fee that varies from 1.25% to 1.00% based on the amount of the Fund’s net assets.”

Response:  The Fund will delete this disclosure.

Mr. Howie Hallock
U.S. Securities and Exchange Commission
October 2, 2009

7. In the Fees and Expenses Table, please delete the footnote disclosure showing the Fund’s Total Annual Operating Expenses excluding the effect of expenses attributable to dividend and interest on short positions.

Response:  The Fund has considered the comment to delete this footnote.  The Fund continues to believe that investors need clear disclosure of information about fees charged by the Fund, and that as part of this, given the nature of the Fund and its investment strategies, investors should be given clear disclosure about the impact of dividend and interest expenses on short positions on the Fund’s Total Annual Operating Expenses.  However, the Fund will comply with your request and delete this disclosure.

8. In the Fees and Expenses Table, please confirm that the footnote disclosure relating to the Fund’s Total Annual Operating Expenses excluding the effect of expenses attributable to dividend and interest expense, relates only to dividends and interest expense on short positions.  Also, please confirm that the Fund’s acquired fund fees and expenses relate to investments in money market funds.

Response:  The Fund confirms that this disclosure relates only to dividends and interest expense on short positions.  The Fund also confirms that the Fund’s acquired fund fees and expenses relate to investments in money market funds.

9. In the narrative discussion to the Example, please delete the following text: “you reinvest all dividends and capital gains distributions.”

Response:  The Fund will delete this text.

10. In the third paragraph following the Performance Bar Chart, please delete the following sentence: “The impact of taxes is not reflected in the bar chart; if reflected, returns would be less than those shown.”

Response:  The Fund will delete this sentence.

11. Please delete the footnote to the Performance Table defining the Standard & Poor’s 500 Index.

Response:  The Fund will delete this footnote.

12. Please combine the two Performance Tables into one Performance Table.

Response:  The Fund will combine these tables.

13. Please delete the following sentence in the Purchase and Sale of Fund Shares section: “The Fund has granted the authority to the Adviser, in its sole discretion, to waive the initial investment minimums for both the Class R and Class I shares.”

Response:  The Fund will delete this sentence.

Mr. Howie Hallock
U.S. Securities and Exchange Commission
October 2, 2009

14. Please delete the following sentence in the Purchase and Sale of Fund Shares section: “Investors may purchase, exchange or redeem Class R and Class I shares of the Fund at the net asset value (NAV) of the Class next computed after receipt of the order.”

Response:  The Fund will delete this sentence.

15. Please delete the following text in the Purchase and Sale of Fund Shares section: “To purchase, exchange or redeem Class R and Class I shares of the Fund, investors must submit orders to the Fund by the applicable cut-off time (generally 4:00 p.m. Eastern Time) to receive the NAV calculated on that day. If an order is received after the applicable cut-off time, it will be processed the next business day.”

Response:  The Fund will delete this disclosure.

16. In the Tax Status, Dividends and Distributions section please include a discussion of the excise tax the Fund paid.  Supplementally, please explain the reason for incurring the excise tax.

Response:  The Fund will revise the disclosure as follows:

 “The Fund intends to qualify as a regulated investment company for federal income tax purposes and, as such, it will not be subject to federal income tax on its taxable income and gains that it distributes to its shareholders. Under ordinary circumstances, the Fund intends to distribute its income and gains in such a way that it will not be subject to a federal excise tax on certain undistributed amounts. However, no assurance can be given that the Fund will not be subject to the excise tax. The Fund incurred federal excise taxes of $152,505 ($0.0093 per share) on income retained by the Fund during the 2008 excise tax year.”

By way of supplemental information, the excise tax arose from a deferral of a distribution associated with gains realized on currency forward contracts.  As required by tax accounting rules, the currency forward contracts were marked to market resulting in a large realized gain for the Fund despite the fact that the contracts remained open.  This “realized” gain was not offset by a realized loss in the underlying securities positions, because those positions involved deals that had not yet closed.  As a result, the Fund experienced “accounting” gains for distribution to shareholders, which could not be offset by the unrealized losses on the underlying securities positions to which those currency hedges were attached.  It was the opinion of the Fund’s investment adviser that liquidating or unwinding the securities positions in order to “accelerate” realized losses to offset these realized currency gains would be an ineffective, expensive, and disruptive means to avoid the “gain” and thus, the taxable distributions to shareholders. There remained the possibility that subsequent developments could have resulted in any such distribution being a return of capital.  After discussions with the Fund’s counsel and administrator, the Fund’s officers decided it was in the best interest of the Fund to pay the excise tax instead of distributing the gain.  Thereafter, the Fund’s officers advised the Fund’s board of trustees on the decision and the reasoning supporting the decision.

Mr. Howie Hallock
U.S. Securities and Exchange Commission
October 2, 2009

Statement of Additional Information

17. We note the disclosure in fundamental investment restriction number four, where the Fund state that “not withstanding the foregoing, if a large percentage (namely, at least 50%) of mergers taking place within the U.S. are within one industry (for example, banking or telecommunications) over a given period of time, a large portion of the Fund’s assets could be concentrated in that industry for that period of time.”  Please tell us the history of this disclosure as it relates to prior review by the Securities and Exchange Commission.

Response:  The Fund does not have a record of any prior discussion with the Securities and Exchange Commission respecting this disclosure.  The Fund notes that while a company cannot reserve freedom of action to concentrate or not concentrate at management’s discretion, the Commission has allowed funds the ability to change concentrate status without shareholder approval when they identify in their investment policies the specific conditions under which any changes in concentration will be made.  See Guide 19 to Form N-1A; Inv. Co. Act Rel. No. 9785, 1977 SEC LEXIS 1653 (May 31, 1977).  This position was affirmed in The First Australia Fund, Inc., SEC No-Action Letter (publicly available July 29, 1999), where the Staff stated that section 8(b)(1) permits a fund to adopt a discretionary concentration policy, “provided that the circumstances under which the manager may exercise its discretion to change the fund’s concentration status are described, to the extent practicable, in the fund’s registration statement.”  In this regard, the Fund notes that it has described its policy in its registration statement, and that the policy sets clear, objective limitations on the ability of the Fund to concentrate in any industry, as the Fund can only do so when more than 50% of the mergers taking place within the U.S. are within one industry.

* * *

The Fund notes the following changes that it intends to make to the Registration Statement:

•
The Fund will add the following footnote to the Fees and Expenses Table: “The Fund has entered into an Expense Waiver and Reimbursement Agreement so that total annual operating expenses of the Fund do not exceed 1.69% of the Fund’s average daily net assets allocable to the Class R shares and 1.44% of the Fund’s average daily net assets allocable to the Class I shares.  The agreement remains in effect until August 31, 2015, and thereafter continues until either party terminates it in writing.”

•	The Fund will delete the Borrowing Risks disclosure because the Fund does not, nor does it intend, to borrow for leverage.

Mr. Howie Hallock
U.S. Securities and Exchange Commission
October 2, 2009

•
The Fund will revise the Foreign Investment Risk disclosure as follows: “While the Fund attempts to hedge its foreign currency risk, the Fund’s investments in foreign securities may be affected to a large degree by fluctuations in currency exchange rates.  Its investments in foreign securities may also be affected to a large degree by political or economic conditions in a particular country.”

•
The Fund will delete the following text from the discussion under The Adviser section, as such disclosure is not required: “The fee the Adviser charges the Fund is higher than fees typically paid by other mutual funds. This higher fee is attributable in part to the higher expenses and the specialized skills associated with managing a portfolio of merger arbitrage investments.”

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer